Mail Stop 6010

	November 23, 2005


Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Amendment No. 6 to Registration Statement on Form S-1
      Filed November 21, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 40

1. We refer to your disclosure in the third paragraph. Please revise your disclosure here or in another appropriate location in your prospectus so that your investors may reconcile the amounts of Spansion Japan`s indebtedness being repaid with the proceeds of your offering with the amounts disclosed on pages 80 through 81 under "Spansion Japan Term Loan" and "Capital Lease Obligations."

2. We also note from your response to comment 10 in your letter dated
November 21, 2005 that the terms of the notes, including the interest rate, is neither known nor reasonably available. Please provide us with any presentations or other materials made available to your board by the initial purchasers of your notes and tell us what factors your board considered in initially approving the offering of the notes. Also, please provide us with the basis of the expectation you express on page 20 "that the notes will bear a higher rate of interest than [y]our current debt, which will adversely affect [y]our results of operations."

3. Please address the last sentence of comment 10 in our letter to you dated November 17, 2005. We may have further comments on your response once we have reviewed your complete response to that comment.

Unaudited Pro Forma Consolidated Financial Data, page 46

4. Please refer to prior comment 12 from our November 17, 2005 letter. Your response states that the pro forma balance sheet is "not presented as pro forma balance sheet data pursuant to Article 11 of Regulation S-X." As such, if the information is not required under Article 11 of Regulation S-X, then please remove this presentation from the Article 11 pro forma information.
Otherwise,
revise to present the information in accordance with Article 11 of Regulation S-X.

5. We note that you concluded Article 11 pro forma income statement and balance sheet information is not required to reflect the concurrent offering of $400 million of senior unsecured notes. We also note that you plan to use the proceeds of that offering to repay a portion of your outstanding borrowings. So we may better understand your conclusion, please address your consideration of whether presenting the pro forma information to reflect the debt offering would be material to investors. Please include quantitative as well as qualitative information. Please refer to Item 11-01(a)(8)
of Regulation S-X. If you do not include this pro forma information, then please disclose your conclusion that the pro forma information does reflect the impact of the concurrent debt offering because the company does not believe that the information would be material to investors.

Spansion Japan Revolving Loan Agreement, page 75

6. Please tell us why you deleted the disclosure that appeared at the end of the third full paragraph on page 77.

Competition, page 105

7. To the extent known, please describe any material effects on your disclosed competitive position of the announcement by Intel and Micron that they will form a joint venture to supply flash memory chips. Enhance your risk factor disclosure as appropriate.

Management, page 109

8. We note that you have provided information in Article V,
Section 2
of your form of Certificate of Incorporation regarding the term of each director on your classified board. For each director, please disclose such director`s term of office. Refer to Item 401(a) of Regulation S-K.

Equity Incentive Plan, page 122

9. We note your disclosure on page 123 that the stock options will be non-statutory. Please disclose the exercise price of the options you intend to grant at the time of the consummation of your offering.

Election of Directors, page 138

10. Please reconcile your disclosure with respect to the aggregate ownership interests with regard to the election of directors by the owners of the Class B common stock with Article V, Section 3 of your form of Certificate of Incorporation filed as Exhibit 3.2 to your registration statement.

Underwriting, page 146

11. Please provide us with screenshots of the e-mails and password protected portals referred to in your response to comment 29 in your letter dated November 21, 2005.

Exhibit 5.1

12. Given the limitation in the third paragraph on page 1 that your counsel is opining "only as to the General Corporation Law of the State of Delaware," please have your counsel confirm to us in writing, and file their written confirmation as correspondence on the
EDGAR system, that they concur with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VIII, part 14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.

13. Given the date limitation in the fourth paragraph, please have your counsel update the opinion prior to the time you request acceleration of the effective date of the registration statement.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      	Sincerely,



								Russell Mancuso
								Branch Chief

cc:	Tad J. Freese, Esq.
	Robert W. Phillips, Esq.
	Michael P. Maher, Esq.
	(via facsimile)
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Bertrand F. Cambou
Spansion Inc.
November 23, 2005
Page 4